JLT CAPITAL PARTNERS, LLC
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION PURSUANT TO 17a-5(d)
OF THE SECURITIES AND EXCHANGE COMMISSION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DECEMBER 31, 2021

JLT CAPITAL PARTNERS, LLC
CONTENTS

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of JLT Capital Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of JLT Capital Partners, LLC as of December 31, 2021, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of JLT Capital Partners, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of JLT Capital Partners, LLC’s management. Our responsibility is to express an opinion on JLT Capital Partners, LLC’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to JLT Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

We have served as JLT Capital Partners, LLC’s auditor since 2017.

Bethlehem, PA

February 25, 2022

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

JLT CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash	$	27,215
Accounts receivable		738,406
Prepaid expenses		4,917
Furniture and computer equipment at cost,		
less accumulated depreciation of $9,872		6,107
Total Assets	$	776,645

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable	$	3,973
Payable to related party		3,078
Total Liabilities		7,051
Members' equity		769,594
Total liabilities and members' equity	$	776,645

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

JLT Capital Partners LLC (the "Company") was organized as a Limited Liability Company on May 6, 2011, in the state of Delaware. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on January 23, 2012. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company serves as a marketing and solicitation agent for investment managers and investment advisors. The Company is subject to the regulations of certain federal and state agencies and undergoes periodic examinations by the Financial Industry Regulatory Authority.

The Company claims an exemption from SEC Rule 15c3-3 pursuant to Footnote 74 to SEC Release 34-70073.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis
The Company uses the accrual basis of accounting for financial statement reporting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
The Company recognizes revenues when control of the promised service is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

Income Taxes
The Company is organized as a limited liability company and is taxed as a partnership for income tax purposes, and, thus, is not subject to federal income taxes and makes no provision for federal income taxes in the financial statements. Taxable income of the Company is reported on the members individual tax return.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

The Company is subject to New Hampshire business profits and business enterprise tax. The company has recorded a provision of $6,000 for New Hampshire taxes in the financial statements.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, for 2018 onward.

Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

Accounts Receivable

Accounts receivable include amounts due for service fees earned. Accounts receivable as of December 31, 2020 and December 31, 2021 are $1,074,247 and $738,406, respectively.

Included in receivables at December 31, 2021, is a receivable from a contract with significant payment terms: 75% is paid over 12 quarterly periods and 25% of the total placement fee earned has a deferred component. The receivable balances related to this contract as of December 31, 2020 and December 31, 2021 was $865,717 and $515,742, respectively. During the year ended December 31, 2021, $349,975 was paid related to this receivable. The receivable balance at December 31, 2021 is expected to be paid by December 31, 2022.

The determination of the amount of uncollectible accounts is based on the length of time each receivable has been outstanding, and a reasonable assessment of the capacity of the debtor to pay the receivable. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of December 31, 2021, the Company has not recorded an allowance for credit losses.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed Assets

The Company capitalizes major capital expenditures. Depreciation is based on straight line method over the following useful lives:

Furniture and fixtures	7 years
Computer equipment	3 years

Balances of the major classes of depreciable assets at December 31, 2021 are:

Furniture and fixtures	$6,107
Computer equipment	-
	$6,107

Depreciation expense for the year ended December 31, 2021 was $2,159.

Recent Issued Accounting Pronouncements

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $20,164, which was $15,164 in excess of the FINRA minimum net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2021 was .35 to 1.

4. RELATED PARTY TRANSACTIONS

The Company occupies its office facilities in the personal residence of the Managing Member, James Tovey. Rent charged to the Company is $1,600 a month, which is based on reasonable allocation of square footage. For the year ended December 31, 2021, the company had recorded $19,200 for occupancy expense. The rental agreement is for a 12-month period ending on December 31, 2021 and can be renewed each year. The future minimum rental payments for this commitment is $19,200. For the year ended December 31, 2021, the Company also paid health insurance premiums for its member in the amount of $17,739. At December 31, 2021, $3,078 is included in Payable to related party related to these transactions.

5. CONCENTRATION OF CUSTOMER REVENUES

For the year ended December 31, 2021, one customer accounted for 99% of the Company's revenue and two customers accounted for 90% of accounts receivable.

6. RISK AND UNCERTAINTIES

During the fiscal year of 2021, Coronavirus Disease (COVID-19) has continued to create major disruptions to the economy. Management is continuing to monitor the situation closely and expects to make needed changes to its operations should circumstances warrant in order to mitigate any negative long-term financial impacts on the Company.

7. SUBSEQUENT EVENTS

Management evaluated events occurring between the end of its fiscal year, December 31, 2021, and the February 25, 2022, the date the financial statements were available to be issued. Management has determined there were no events which took place that would have a material impact on its financial statements.